Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces Third Quarter 2013
Financial Results

Jinjiang, Fujian Province, China, November 13, 2013–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

▪	Revenue was RMB 340.7 million (US$ 55.3 million), up 53.0% from the second quarter
▪	Gross profit was RMB 33.3 million (US$ 5.4 million), up 50.0% from the second quarter
▪	Plant utilization was 69% as compared to 49% in the second quarter of 2013 and 67% in the third quarter of 2012.
▪	Asset write-down attributable to the disposal of property, plant and equipment was RMB 18.9 million (US$ 3.1 million) due to the replacement of plant production equipment at the Hengda facility that enables the manufacture of certain ceramic tile products to meet current and expected market demand
▪	Net profit was RMB 4.4 million (US$ 0.7 million)
▪	Non-GAAP adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), which excludes the non-cash treatment of the asset write-down and the quarter’s share-based compensation expenses, was RMB 44.0 million (US$ 7.1 million), up 50.3% from non-GAAP adjusted EBITDA of RMB 29.3 million (US$ 4.7 million) in the second quarter
▪	Non-GAAP adjusted profit from operations before taxation, which excludes the non-cash treatment of the asset write-down and the quarter’s share-based compensation expenses, was RMB 25.4 million (US$ 4.1 million), up 137.9% from non-GAAP adjusted profit from operations before taxation of RMB 10.4 million (US$ 1.7 million) in the second quarter
▪	Non-GAAP net profit, which excludes the non-cash treatment of the asset write-down and the quarter’s share-based compensation expenses, was RMB 23.8 million (US$ 3.9 million), up 129.8% from non-GAAP net profit of RMB 10.1 million (US$ 1.6 million) in the second quarter
▪	Earnings per fully diluted share were RMB 0.21 (US$ 0.03)

“We are pleased to report strong top-line financial performance for the third quarter as our revenue grew at 53% over that of the second quarter. The increase was driven by a 50% sequential rise in the sales volume of our ceramic tiles as well as a moderate increase in our average selling price. Consistent with our expectations, we believe that the market environment in the real estate and construction sectors has begun to normalize although pricing sensitivity among our customers continues. For the fourth quarter, we expect a seasonal slowdown consistent with the construction building cycle and an opportunity to focus our business into higher-margin products through additional ceramic tile offerings for both current and new potential customers. Further, we see the recent market retrenchment as an opportunity to improve our market positioning and gain market share in the quarters ahead,” said Mr. Jiadong Huang, CEO of China Ceramics.

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“To promote products that meet current and expected market demand, we replaced and modified certain components at our Hengda facility. Although this asset write-down affected the quarter’s bottom line, due to the non-cash nature of this event, our adjusted EBITDA was strong with a 50% increase from the second quarter. In addition, with our upgraded and new facilities, we continue to differentiate ourselves from our competition due to our capability to operate efficiently and produce new lines of innovative and high performance ceramic tiles. We are also intent upon regaining the product pricing levels that were in place prior to the macroeconomic difficulties that began in late 2012, although the process may be slower than anticipated. Our modern facilities enable us to optimize our product mix and develop hundreds of customized products including those of our better performing products which could ultimately enhance our margins.

“In the third quarter, we utilized plant production facilities capable of producing 35 million square meters of ceramic tiles out of an annual production capacity of 72 million square meters of ceramic tiles. This represents an increase from the second quarter where we utilized plant production facilities capable of producing 28 million square meters per year. As market conditions improve, we will look to bring additional capacity online. We believe that we continue to be well positioned in our industry and that our superb name-brand recognition, customer-centric focus and strategic marketing position us to ultimately improve our pricing power as market conditions continue to strengthen. Furthermore, we established a new subsidiary in the third quarter, Fujian Hengdali Construction Material Co. Ltd., for future trading activities with such entities as China State Decoration Group Co., Ltd.,” concluded Mr. Jiadong Huang.

Third Quarter 2013 Results

Revenue for the third quarter ended September 30, 2013 was RMB 340.7 million (US$ 55.3 million), an increase of 53.0% from RMB 222.7 million (US$ 36.1 million) for the second quarter ended June 30, 2013, but down 11.8% from RMB 386.3 million (US$ 62.1 million) for the third quarter ended September 30, 2012. The quarter-over-quarter sequential increase in revenue was primarily driven by a 50.6% increase in sales volume to 12.5 million square meters of ceramic tiles in the third quarter of 2013 relative to the second quarter of the year and a 1.9% increase in the average selling price in the third quarter to RMB 27.2 per square meter as compared to the previous quarter. The third quarter’s sales volume represented a 2.5% increase from the year-ago quarter. However, its average selling price was 14.2% lower as compared to the average selling price of RMB 31.7 per square meter in the third quarter of 2012. The Company attributes its substantially improved revenue as compared to the second quarter to more normalized business conditions in China’s real estate and construction sectors although pricing has proved to be more resistant to recovery due to pricing concessions instituted to address the difficult market conditions that began in late 2012.

Gross profit for the third quarter ended September 30, 2013 was RMB 33.3 million (US$ 5.4 million), a sequential rise of 50.0% from second quarter 2013 results of RMB 22.2 million (US$ 3.6 million), but down 69.7% from RMB 110.0 million (US$ 17.7 million) from the third quarter ended September 30, 2012. Gross profit margin was 9.8% for the third quarter ended September 30, 2013 compared to 10.0% for the second quarter of 2013 and a gross profit margin of 28.5% for third quarter of 2012. The change in gross profit margin for the third quarter relative to the third quarter of 2012 was caused by a decrease in the average selling price of ceramic tiles during the period.

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Administrative expenses for the third quarter ended September 30, 2013 were RMB 5.9 million (US$ 1.0 million), down 10.6% from RMB 6.6 million (US$ 1.1 million) in the third quarter of 2012. Non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan declined to RMB 0.5 million (US$ 0.1 million) as compared to RMB 1.3 million (US$ 0.2 million) in the same period in 2012. It is expected that additional non-cash share-based compensation expenses of approximately RMB 0.7 million (US$ 0.1 million) will be incurred between October 2013 and January 2014.

Other expenses for the third quarter ended September 30, 2013 were RMB 18.1 million (US$ 2.9 million) as compared to RMB 0.8 million (US$ 0.1 million) in the third quarter of 2012. The substantial increase in other expenses was due to the asset write-down of property, plant and equipment of RMB 18.9 million (US$ 3.1 million) attributable to the replacement and updating of plant production equipment at the Company’s Hengda facility. The Company replaced and updated its kilns at Hengda where certain molding and casting components were updated, so that new and modern ceramic tile products more appropriate to the market demand for smaller-sized ceramic tiles for outer walls could be manufactured. The Company expensed the carrying amount of those replaced molding and casting components and this cost was categorized into other expenses.

Profit from operations before taxation for the third quarter ended September 30, 2013 was RMB 6.0 million (US$ 1.0 million), as compared to 97.9 million (US$ 15.7 million) of profit from operations before taxation in the third quarter of 2012. The year-over-year decrease in profit from operations was primarily the result of lower gross profit and the one-time replacement cost of assets in the third quarter of 2013.

Net profit for the third quarter ended September 30, 2013 was RMB 4.4 million (US$ 0.7 million), as compared to a net profit of RMB 72.8 million (US$ 11.7 million) in the comparable period of 2012. The year-over-year decrease in net profit was primarily the result of lower gross profit and the asset write-down in the third quarter of 2013.

Earnings per fully diluted share were RMB 0.21 (US $0.03) for the third quarter ended September 30, 2013, as compared to RMB 0.47 (US $0.08) in the second quarter of 2013 and RMB 3.56 (US$ 0.57) in the third quarter of 2012. Per share calculations for the second and third quarters of 2013 and the third quarter of 2012 were computed using 20.4 million shares.

Non-GAAP profit before taxation, which excludes the non-cash treatment of the asset write-down and the quarter’s share-based compensation expenses, was RMB 25.4 million (US$ 4.1 million) in the third quarter ended September 30, 2013, as compared to RMB 10.4 million (US$ 1.7 million) in the second quarter of 2013 and RMB 99.2 million (US$ 16.0 million) in the third quarter of 2012.

Non-GAAP net profit, which excludes the non-cash treatment of the asset write-down and the quarter’s share-based compensation expenses, was RMB 23.8 million (US$ 3.9 million) in the third quarter ended September 30, 2013, as compared to RMB 10.1 million (US$ 1.6 million) in the second quarter of 2013 and RMB 74.1 million (US$ 11.9 million) in the third quarter of 2012.

Non-GAAP earnings per fully diluted share, which excludes the non-cash treatment of the asset write-down and the quarter’s share-based compensation expenses, was RMB 1.16 (US $0.19) in the third quarter ended September 30, 2013, as compared to RMB 0.49 (US $0.08) in the second quarter of 2013 and RMB 3.63 (US$ 0.58) in the third quarter of 2012.

The operating results of the third quarter of 2013 represent a substantial improvement over the operating results in the second quarter of 2013 and were driven by the strong sales volume of the Company’s ceramic tiles. While the third quarter’s adjusted EBITDA showed a substantial improvement from the second quarter, the third quarter’s profitability was impacted significantly by the write-down of assets associated with the Hengda facility.

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Nine Months 2013 Results

Revenue for the nine months ended September 30, 2013 was RMB 712.6 million (US$ 115.4 million) a decrease of 40.6% as compared to RMB 1,199.6 million (US$ 190.7 million) from the nine months ended September 30, 2012. Gross profit was RMB 60.6 million (US$ 9.8 million), down 82.8% from RMB 351.7 million (US$ 55.9 million) in the nine months ended September 30, 2012. Gross margin was 8.5% compared to 29.3% in the same period of 2012. Selling expenses were RMB 7.1 million (US$ 1.2 million), compared to RMB 8.8 million (US$ 1.4 million) in the same period of 2012. Administrative expenses were RMB 21.5 million (US$ 3.5 million), compared to RMB 23.3 million (US$ 3.7 million) for the same period of 2012. Net profit for the nine months ended September 30, 2013 was RMB 8.6 million (US$ 1.4 million), compared to RMB 230.5 million (US$ 36.7 million) for the same period of 2012. Non-GAAP net profit, which excludes the non-cash treatment of the asset write-down and the quarter’s share-based compensation expenses, was RMB 29.2 million (US$ 4.7 million) for the nine months ended September 30, 2013, as compared to RMB 234.9 million (US$ 37.4 million) in the same period of 2012. Earnings per fully diluted share were RMB 0.42 (US$ 0.07) for the nine months ended September 30, 2013 and RMB 1.43 (US$ 0.23) on an adjusted non-GAAP basis, which excludes the non-cash treatment of the asset write-down and the quarter’s share-based compensation expenses, as compared to RMB 11.28 (US$ 1.79) and RMB 11.50 (US$ 1.83) on a non-GAAP basis in the same period of 2012. Earnings per fully diluted share for the nine months of 2013 and 2012 were computed using 20.4 million shares.

Third Quarter 2013 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 40.1 million (US$ 6.5 million) as of September 30, 2013, compared with RMB 89.4 million (US$ 14.4 million) as of December 31, 2012. The decrease in cash and bank balances was the result of an increased level of receivables, acquisition of equipment, the repayment of bank borrowings in the third quarter of 2013 and the payment of a dividend.

▪	Total debt, which consists of short-term and long-term bank borrowings, was RMB 65.6 million (US$ 10.7 million) as of September 30, 2013, compared with total debt of RMB 60.0 million (US $9.6 million) as of year-end fiscal 2012. The change was due primarily to a modest increase in borrowing so as to optimally manage the third quarter’s operating requirements.

▪	Inventory turnover was 126 days as of September 30, 2013 compared with 111 days as of December 31, 2012. The increase in inventory turnover reflects the decrease in sales volume, which resulted in slower moving sales of finished goods at September 30, 2013 and the price reductions in the first nine months of 2013. The methodology uses average quarter-end inventory balance and cost of sales for the trailing twelve months.

▪	Trade receivables turnover was 164 days as of September 30, 2013 compared with 119 days as of December 31, 2012. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 140 days as of September 30, 2013 compared with 102 days as of December 31, 2012. The Company extended the credit period for certain customers to 150 days to address funding pressures of those customers subsequent to the quarter ended December 31, 2012. The methodology uses average quarter-end trade receivables balance and revenues for the trailing twelve months.

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▪	Trade payables turnover was 64 days as of September 30, 2013 compared with 73 days as of December 31, 2012. The average turnover days were within the Company’s normal credit period. The methodology uses average quarter-end trade payables balance and cost of sales for the trailing twelve months.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 147.3 million (US$ 23.8 million) for the quarter ended September 30, 2013, compared to cash flow generated from operating activities of RMB 98.0 million (US$ 15.7 million) in the same period in 2012. The year-over-year decrease of RMB 216.9 million (US$ 34.9 million) was mainly due to the decrease in revenue and the extension of credit period for certain customers compared to the same period in 2012.

Cash flow used in investing activities in the quarter ended September 30, 2013 was RMB 8.1 million (US$ 1.3 million) mainly due to the acquisition of equipment, compared to RMB 19.2 million (US$ 3.0 million) of cash flow used in investing activities in the same period of 2012. In the third quarter of 2013, the Company replaced one of its kilns at Hengda where certain molding and casting components were updated, so that new and modern ceramic tile products more appropriate to customer preferences and market demand could be manufactured.

Cash flow used in financing activities was RMB 21.9 million (US$ 3.6 million) for the quarter ended September 30, 2013, as compared to RMB 35.0 million (US$ 5.6 million) used in financing activities for the same period of 2012, due to the payment of a dividend and the repayment of bank borrowings in the quarter as compared to a higher level of repayment of bank borrowings in the year-ago quarter.

Plant Capacity and Capital Expenditures Update

For the first nine months of 2013, the Company utilized plant capacity capable of producing 35 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents an increase in plant capacity from that utilized in the six months of 2013 when plant capacity utilized was that capable of producing 28 million square meters of ceramic tiles annually, and a decrease in plant capacity from that utilized in the first nine months of 2012 when the Company utilized plant capacity capable of producing 56 million square meters of ceramic tiles annually.

The Company’s Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized capacity capable of producing 27 million square meters of ceramic tiles annually in the first nine months of 2013. The Company’s Hengdali facility has an annual productive capacity of 30 million square meters and we utilized capacity capable of producing 8 million square meters of ceramic tiles annually in the first nine months of 2013. The Company will bring its unused annual productive capacity online as customer demand dictates and when there are further signs of an improvement in China’s real estate and construction sector.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. The Company expended RMB 10.2 million (US $1.7 million) in the third quarter for the acquisition of equipment at the Hengdali facility and expended RMB 28.4 million (US $4.6 million) to modify an existing production line at the Hengda facility to enable the manufacture of products that are in market demand. Although business conditions are subject to change, Management anticipates a minimal level of capital expenditures for the remainder of 2013 associated with small repairs and maintenance of equipment.

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Business Outlook

In the third quarter of 2013, the Company experienced a substantial pick-up in business activity as compared to the second quarter of 2013. The Company’s sales volume of 12.5 million square meters of ceramic tiles represented a 50.6% rise over the sales volume recorded in the second quarter. It also represented a 2.9% increase over sales volume in the year-ago comparable quarter, which the Company believes was representative of a more normalized market environment. The Company’s operating performance had been challenging since the fourth quarter of 2012 due to the effects of a slowdown in China’s construction and real estate sectors.

Although the third quarter’s sales volume reflects a substantially improved level of business activity, the Company has yet to recover its pricing power from the economic slowdown that induced the Company to lower its average selling price in order to meet competitors’ sharp discounting and retain market share in the fourth quarter of 2012. However, the Company is deploying strategies such as more intensive and sophisticated marketing and further product diversification to recoup its previous average selling price levels which it believes will meet with progress over the next few quarters.

As of September 30, 2013, the Company’s backlog of orders for delivery in October and November of 2013 is approximately RMB 155.0 million (US$ 25.3 million). Under normal circumstances, the Company’s backlog is an indicator of revenues in the next quarter, though it is subject to change as a result of unforeseen business conditions and events, including extended credit payment terms. The Company estimates that its sales volume of ceramic tiles in October and November of 2013 will be approximately 5.7 million square meters as compared to sales volume of 6.0 million square meters for the same period of 2012. In addition, the Company’s estimate of its average selling price is RMB 27.1 per square meter of ceramic tiles for October and November 2013. This compares with its average selling price of RMB 27.2 per square meter of ceramic tiles in the third quarter of 2013 and RMB 28.2 per square meter in the fourth quarter of 2012.

The Company believes that the real estate and construction sectors continue to be vital areas for the Chinese government to encourage in order to sustain economic growth and that regulations have stabilized in terms of curbing some of the speculative buying that has been taking place for investment purposes. Government regulations intended to limit speculation have included limiting home purchases, narrowing credit to developers and tightening down-payment requirements. However, the recent quarter saw no major tightening measures intended to rein in the property market which could mean that a further extension of regulations could be muted. This has been conducive to a rebound in the sector as certain Tier I cities recorded sales growth from the second quarter and several cities reported record high prices in the land sales market.

The Company believes that its strategy of implementing price cuts on select products during the recent market downturn to retain customers and maintain its reputation was successful. Although we market a wide range of both premium and value-oriented products, price sensitivity has become a factor with our customers. As the Company believes that it is entering a period of more stable market conditions, it believes that it has the ability to shift sales emphasis among its wide range of product offerings and it will strive to recoup its pricing power and regain margins in the quarters ahead. Further, the Company believes that its new marketing showroom, development of new products from its research and development program and upgraded and modern plant facilities with customized design and production capabilities offers it a sustainable competitive advantage in the market place. The Company believes that its comprehensive product suite continues to differentiate it from its competitors where some smaller producers have discontinued or contracted operations and offer it potential for expansion and growth in market share.

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Conference Call Information

The Company will host a conference call at 8:00 am ET on Wednesday, November 13, 2013. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 93085790. A replay of the conference call will be available for 14 days starting from 11:00 pm ET on November 13, 2013. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass- code is 93085790 for the replay.

Cash Dividends

The Company previously announced that it would pay a semi-annual cash dividend of US $0.10 per share in July 2013 and January 2014. The Company paid a cash dividend of US $0.10 per share on July 13, 2013 to its shareholders of record as of June 13, 2013 which totaled in aggregate US $2.0 million. The next cash dividend will be payable on January 14, 2014 with a record date of December 13, 2013.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

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Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	As at September 30, 2013	As at December 31, 2012
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	814,838	795,983
Land use rights	30,096	30,598
Goodwill	3,735	3,735
Deferred tax asset	3,928	1,059
	852,597	831,375

Current assets
Inventories	314,690	290,603
Trade receivables	587,535	455,885
Prepayments and other receivables	11,050	4,092
Cash and bank balances	40,060	89,448
	953,335	840,028

Current liabilities
Trade payables	222,120	115,123
Accrued liabilities and other payables	75,752	51,169
Derivative financial instruments	416	-
Interest-bearing bank borrowings	15,633	10,000
Income tax payable	-	869
	313,921	177,161
Non-current liabilities
Long term borrowings	50,000	50,000
Deferred tax liabilities	1,026	1,052
	51,026	51,052

Net current assets	639,414	662,867

Net assets	1,440,985	1,443,190

EQUITY
Total shareholders’ equity	1,440,985	1,443,190

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	30	30	30
	2013	2013	2012	2013	2012

Revenue	340,744	222,660	386,282	712,631	1,199,561
Cost of Sales	(307,491)	(200,495)	(276,238)	(652,078)	(847,888)
Gross profit	33,253	22,165	110,044	60,553	351,673
Selling and distribution expenses	(2,220)	(2,218)	(2,991)	(7,143)	(8,787)
Administrative expenses	(5,852)	(7,961)	(6,611)	(21,545)	(23,342)
Finance costs	(1,157)	(1,070)	(1,789)	(3,309)	(8,130)
Other expenses	(18,069)	(1,014)	(789)	(19,239)	(1,272)
Profit before taxation	5,955	9,902	97,864	9,317	310,142
Income tax expense	(1,604)	(331)	(25,053)	(765)	(79,594)
Net profit for the period	4,351	9,571	72,811	8,552	230,548
Attributable to: Shareholders of the Company
EPS-Basic	0.21	0.47	3.56	0.42	11.28
EPS-Diluted	0.21	0.47	3.56	0.42	11.28
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	30	30	30
	2013	2013	2012	2013	2012

Sales volume (square meters)	12,544,613	8,340,380	12,196,187	27,009,468	37,482,329

Average Selling Price (in RMB/square meter)	27.2	26.7	31.7	26.4	32.0

Average Selling Price (in USD/square meter)	4.4	4.3	5.1	4.3	5.1

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	30	30	30
	2013	2013	2012	2013	2012

Cash flows from operating activities
Profit before taxation	5,955	9,902	97,864	9,317	310,142
Adjustments for
Amortization of land use rights	167	168	167	502	502
Depreciation of property, plant and equipment	17,255	17,608	16,493	51,693	49,354
Loss on disposal of property, plant and equipment	18,926	-	512	18,926	512
Fair value (gain)/loss on derivative financial instruments	(424)	840	-	416	-
Provision for inventory	(136)	966	1,576	(2,219)	7,416
Share-based compensation	514	507	1,294	1,757	4,365
Finance costs	1,157	1,070	1,789	3,309	7,879
Interest income	(127)	(169)	(89)	(427)	(308)
Operating profit before working capital Changes	43,287	30,892	119,606	83,274	379,862
Increase in inventories	(3,700)	(32,546)	(8,781)	(21,868)	(56,986)
(Increase)/decrease in trade receivables	(240,923)	(12,014)	37,511	(131,650)	(5,239)
(Increase)/decrease in other receivables and prepayments	(2,578)	4,768	6,628	(5,973)	25,068
Increase/(decrease) in trade payables	44,674	85,404	(22,957)	106,997	(18,397)
Increase/(decrease) in accrued liabilities and other payables	13,104	(185)	(1,104)	3,791	3,176
Cash (used in)/generated from operations	(146,136)	76,319	130,903	34,571	327,484
Interest paid	(1,175)	(1,081)	(1,861)	(3,323)	(8,218)
Income tax paid	-	(1,318)	(30,507)	(5,514)	(94,848)

Net cash (used in)/generated from operating activities	(147,311)	73,920	98,535	25,734	224,418

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	1,993	-	269	1,993	269
Acquisition of property, plant and equipment	(10,200)	(23,689)	(19,520)	(71,288)	(19,520)
Interest received	127	169	89	427	308

Net cash used in investing activities	(8,080)	(23,520)	(19,162)	(68,868)	(18,943)

Cash flows from financing activities
Bank borrowings obtained	-	15,633	-	15,633	-
Repayment of short-term loans	(10,000)	-	(35,000)	(10,000)	(125,000)
Dividend paid	(11,912)	-	-	(11,912)	-

Net cash (used in)/generated from financing activities	(21,912)	15,633	(35,000)	(6,279)	(125,000)

Net (decrease)/increase in cash and cash equivalents	(177,303)	66,033	44,373	(49,413)	80,475
Cash and cash equivalents, beginning of period	217,363	151,320	78,274	89,448	42,149
Effect of foreign exchange rate differences	-	10	(32)	25	(9)

Cash and cash equivalents, end of period	40,060	217,363	122,615	40,060	122,615

11

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(U.S. Dollars in thousands)

	As at September 30, 2013	As at December 31, 2012

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	133,143	127,764
Land use rights	4,918	4,911
Goodwill	610	600
Deferred tax asset	642	170
	139,313	133,445

Current assets
Inventories	51,420	46,645
Trade receivables	96,002	73,175
Prepayments and other receivables	1,806	657
Cash and bank balances	6,546	14,357
	155,774	134,834

Current liabilities
Trade payables	36,294	18,479
Accrued liabilities and other payables	12,378	8,213
Derivative financial instruments	68	-
Interest-bearing bank borrowings	2,554	1,605
Income tax payable	-	140
	51,294	28,437
Non-current liabilities
Long term borrowings	8,170	8,026
Deferred tax liabilities	168	169
	8,338	8,195

Net current assets	104,480	106,397

Net assets	235,455	231,647

EQUITY
Total shareholders’ equity	235,455	231,647
12

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(U.S. Dollars in thousands, except EPS and share data)

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	June 30	30	30
	2013	2013	2012	2013	2012

Revenue	55,266	36,149	62,116	115,405	190,729
Cost of Sales	(49,874)	(32,560)	(44,412)	(105,598)	(134,813)
Gross profit	5,392	3,589	17,704	9,807	55,916
Selling and distribution expenses	(361)	(361)	(480)	(1,157)	(1,397)
Administrative expenses	(951)	(1,295)	(1,065)	(3,489)	(3,711)
Finance costs	(188)	(174)	(290)	(536)	(1,293)
Other expenses	(2,927)	(164)	(126)	(3,116)	(202)
Profit before taxation	965	1,595	15,743	1,509	49,313
Income tax expense	(260)	(52)	(4,030)	(124)	(12,655)
Net profit for the period	705	1,543	11,713	1,385	36,658
Attributable to: Shareholders of the Company
EPS-Basic	0.03	0.08	0.57	0.07	1.79
EPS-Diluted	0.03	0.08	0.57	0.07	1.79
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838

13

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September	June	September	September	September
	30	30	30	30	30
	2013	2013	2012	2013	2012

Cash flows from operating activities
Profit before taxation	965	1,595	15,743	1,509	49,313
Adjustments for
Amortization of land use rights	27	27	27	81	80
Depreciation of property, plant and equipment	2,802	2,863	2,650	8,371	7,847
Loss on disposal of property, plant and equipment	3,065	-	81	3,065	81
Fair value (gain)/loss on derivative financial instruments	(70)	137	-	67	-
Provision for inventory	(22)	153	255	(359)	1,179
Share-based compensation	84	83	208	285	694
Finance costs	188	174	290	536	1,253
Interest income	(20)	(28)	(14)	(69)	(49)
Operating profit before working capital changes	7,019	5,004	19,240	13,486	60,398
Increase in inventories	(603)	(5,249)	(1,438)	(3,541)	(9,061)
(Increase)/decrease in trade receivables	(38,991)	(1,827)	5,928	(21,320)	(833)
(Increase)/decrease in other receivables and prepayments	(418)	763	1,070	(967)	3,986
Increase/(decrease) in trade payables	7,248	13,790	(3,646)	17,327	(2,925)
Increase/(decrease) in accrued liabilities and other payables	2,120	(39)	(172)	614	505
Cash (used in)/generated from operations	(23,625)	12,442	20,982	5,599	52,070
Interest paid	(191)	(175)	(302)	(538)	(1,307)
Income tax paid	-	(217)	(4,906)	(893)	(15,081)

Net cash (used in)/generated from operating activities	(23,816)	12,050	15,774	4,168	35,682

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	323	-	43	323	43
Acquisition of property, plant and equipment	(1,666)	(3,867)	(3,104)	(11,545)	(3,104)
Interest received	20	28	14	69	49

Net cash used in investing activities	(1,323)	(3,839)	(3,047)	(11,153)	(3,012)

Cash flows from financing activities
Bank borrowings obtained	-	2,550	-	2,550	-
Repayment of short-term loans	(1,619)	-	(5,642)	(1,619)	(19,875)
Dividend paid	(1,941)	-	-	(1,941)	-

Net cash (used in)/generated from financing activities	(3,560)	2,550	(5,642)	(1,010)	(19,875)

Net (decrease)/increase in cash and cash equivalents	(28,699)	10,761	7,085	(7,995)	12,795
Cash and cash equivalents, beginning of period	35,416	24,364	12,321	14,357	6,697
Effect of foreign exchange rate differences	(171)	291	104	184	18

Cash and cash equivalents, end of period	6,546	35,416	19,510	6,546	19,510

14

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the third quarter of 2013, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the non-cash treatment of the asset write-down on the disposal of property, plant and equipment incurred in the third quarter ended September 30, 2013 and the share-based compensation expenses from their comparable IFRS measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes the non-cash treatment of the asset write-down on the disposal of property, plant and equipment incurred in the third quarter ended September 30, 2013 and the share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended September 30, 2013

	GAAP	(1)	(2)	Non-GAAP	GAAP	(1)	(2)	Non-GAAP
	RMB’000	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000	USD’000
Profit before taxation	5,955	514	18,926	25,395	965	84	3,065	4,114
Net profit	4,351	514	18,926	23,791	705	84	3,065	3,854
EPS-Basic	0.21			1.16	0.03			0.19
EPS-Diluted	0.21			1.16	0.03			0.19

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended June 30, 2013

	GAAP	(1)	(2)	Non-GAAP	GAAP	(1)	(2)	Non-GAAP
	RMB’000	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000	USD’000
Profit before taxation	9,902	507	-	10,409	1,595	83	-	1,678
Net profit	9,571	507	-	10,078	1,543	83	-	1,626
EPS-Basic	0.47			0.49	0.08			0.08
EPS-Diluted	0.47			0.49	0.08			0.08

15

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended September 30, 2012

	GAAP	(1)	(2)	Non-GAAP	GAAP	(1)	(2)	Non-GAAP
	RMB’000	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000	USD’000
Profit before taxation	97,864	1,294	-	99,158	15,743	208	-	15,951
Net profit	72,811	1,294	-	74,105	11,713	208	-	11,921
EPS-Basic	3.56			3.63	0.57			0.58
EPS-Diluted	3.56			3.63	0.57			0.58

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Nine months ended September 30, 2013

	GAAP	(1)	(2)	Non-GAAP	GAAP	(1)	(2)	Non-GAAP
	RMB’000	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000	USD’000
Profit before taxation	9,317	1,757	18,926	30.000	1,509	285	3,065	4,859
Net profit	8,552	1,757	18,926	29,235	1,385	285	3,065	4,735
EPS-Basic	0.42			1.43	0.07			0.23
EPS-Diluted	0.42			1.43	0.07			0.23

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Nine months ended September 30, 2012

	GAAP	(1)	(2)	Non-GAAP	GAAP	(1)	(2)	Non-GAAP
	RMB’000	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000	USD’000
Profit before taxation	310,142	4,365	-	314,507	49,313	694	-	50,007
Net profit	230,548	4,365	-	234,913	36,658	694	-	37,352
EPS-Basic	11.28			11.50	1.79			1.83
EPS-Diluted	11.28			11.50	1.79			1.83

(1) Share-based compensation.

(2) Asset write-down of plant, property and equipment.

Source: China Ceramics Co., Ltd.

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